August 3, 2006

Mail Stop 3561

<u>By Facsimile and U.S. Mail</u>

Mr. Richard A. Hayne
Principal Executive Officer
Urban Outfitters, Inc.
1809 Walnut Street
Phiadelphia, PA 19103

Re: Form 10-K for the fiscal year ended January 31, 2006
Filed April 12, 2006
File No. 0-22754

Dear Mr. Hayne:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.   After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2006

Note 7. Income Taxes, page F-19

1.   Please consider presenting your tax contingency reserves in your schedule of valuation and qualifying accounts as required by Rules 5-04 and 12-09 of Regulation S-X.

Note 12. Segment Reporting, page F-26

2.   We note that you have aggregated your operations into two reportable segments: retail and wholesale operations. Based on your disclosures elsewhere in the document, it appears that each of these distribution channels meets the three characteristics of operating segments described in paragraph 10 of SFAS 131. It appears that you may have identified these different distribution channels within your retail segment (i.e., your "Urban Outfitters", "Anthropologie"and "Free People" stores, and direct-to-consumer operations) representing distinct operating segments and concluded that aggregation was appropriate. If so, please tell us in detail your basis for such a conclusion. If not, please advise. Refer to paragraph 17 of SFAS 131. Please be sure to address how you determined these operations were economically similar. In this regard, please supplementally provide us the revenues and gross margin by distribution channel for each of the past 5 years to support that your differing distribution channels are economically similar. We may have further comment.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

            • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337. Any other questions may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Accounting Branch Chief